Exhibit (a)(5)(H)

Joint Press Release

FTC grants early termination of waiting period under Hart-Scott-Rodino Act

Munich, 23 July 2012 – The Linde Group and Lincare Holdings Inc. announced today that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the tender offer by Linde to purchase all outstanding shares of common stock of Lincare at USD$41.50 per share in cash.

The termination of the HSR Act waiting period satisfies one of the conditions necessary for the consummation of the tender offer. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, August 7, 2012 (which is the end of the day on August 7, 2012), unless the tender offer is extended. Consummation of the tender offer remains subject to other customary conditions, including the tender of at least a majority of Lincare’s outstanding shares of common stock.

The Linde Group is a world-leading gases and engineering company with around 50,500 employees in more than 100 countries worldwide. In the 2011 financial year, it generated revenue of EUR 13.787 bn. The strategy of The Linde Group is geared towards long-term profitable growth and focuses on the expansion of its international business with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment – in every one of its business areas, regions and locations across the globe. The Group is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at http://www.linde.com and Lincare at http://www.lincare.com

For further Information:

Linde Group Media Uwe Wolfinger Phone: +49.89.35757-1320 Matthias Dachwald Phone: +49.89.35757-1333 Investor Relations Dr. Dominik Heger Phone: +49.89.35757-1334 Lisa Tilmann Phone: +49.89.35757-1328	Lincare Investor Relations Paul G. Gabos Phone: +1 (727) 530-7700

Disclaimer

On July 11, 2012, Linde AG and Linde US Inc. (together, “Linde”) filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and Lincare Holdings Inc. (“Lincare”) filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, each regarding the tender offer described herein. Lincare’s shareholders are strongly advised to read these materials (as updated and amended) because they contain important information that Lincare’s shareholders should consider before tendering their shares. These materials and other documents filed by Linde or Lincare with the SEC are available for free at the SEC’s website (http://www.sec.gov) or by directing a request to either Linde AG, Klosterhofstraße 1, 80331 Munich, Germany or Lincare Holdings Inc., 19387 U.S. 19 North, Clearwater, FL 33764.